Treasury - Investor Relations Department


03029828


SEC MAIL
RECEIVED
PROCESSING
SEP 0 2 2003
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Vendex Intl NV

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Date	Telephone number	Fax number	Reference
19 August 2003	+31-20 - 5490 509	+31 20 6461 099	T03-097/gl

ubject: Rule 12g3-2 (b); File no. 82-4120.

SUPPL

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace ~~E. Lapré~~, secretary

dlw 9/8

Royal Vendex KBB N.V., De Klencke 6, NL-1083 HH Amsterdam, P.O. Box 7997, NL-1008 AD Amsterdam,
Tel. + 31-20 - 5490 500, ABN AMRO Bank 54.03.46.403, KvK Amsterdam 33136863

VENDEXKBB

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C. 155 SECTION

Amsterdam, August 13, 2003

Second quarter sales influenced by warm weather and weak economy

Net sales of the continued activities of Royal Vendex KBB N.V. amounted in the second quarter of the fiscal year 2003/04 (May to July) € 1,083 million, more than 1% above previous year. Without the effects of acquisitions (the DIY chain Leroy Merlin in Belgium) there was a slight sales decrease of 0.4% (in the first quarter +2.9%). Half-year sales were up 4.7% totaling € 2,147 million; excluding the effect of acquisitions this was 1.1% more than in the same period of the previous year.

NET SALES CONTINUED ACTIVITIES SECOND QUARTER AND FIRST HALF YEAR

(x € million)	Second quarter		+/– %	First half year		+/– %
	2003/04	2002/03		2003/04	2002/03	
HEMA	212	217	– 2.3	436	438	– 0.5
V&D	181	195	– 7.2	383	396	– 3.3
Bijenkorf	81	83	– 2.4	175	173	+ 1.2
Do-It-Yourself	335	309	+ 8.4	629	540	+ 16.5
Fashion	128	122	+ 4.9	238	225	+ 5.8
Consumer Electronics	138	138	0.0	269	265	+ 1.5
Other activities	8	7		17	14	
Total	**1,083**	**1,071**	**+ 1.1**	**2,147**	**2,051**	**+ 4.7**

In the second quarter the market conditions were less favorable than in the first quarter. Together with the persisting weak economy – consumer confidence in the Netherlands slumped in July to a new low – the retail trade was hit by the continuing warm weather. Especially in the extremely hot month of July many consumers stayed away from the shops in the high streets. In a prevailing environment the consumer is focused on discounts and promotions. This trend was unchanged in the second quarter.

Tight inventory control and improvements in the supply chain resulted in substantially increased margins in the business unit Fashion. HEMA, Bijenkorf, Do-It-Yourself and Consumer Electronics have all finished the quarter with healthy inventory positions.

HEMA's sales evolved in line with the first quarter up to the end of June, but were under pressure in July, especially in the Netherlands. In Belgium sales showed a rise as a result of expansion (seven outlets more than in de same quarter of previous year).

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509

V&D's sales were down, particularly in June and July. Since the beginning of August a renewed management team has been working on extra measures aimed at halting the decline of V&D's sales and speeding up the process of recovery. Details of these measures will be announced in the course of September.

July was a weak month for Bijenkorf as well. The three fashion outlets of Bijenkorf Mode recorded good sales increases.

DIY's sales in the second quarter, disregarding the effect of acquisitions, showed a slightly stronger growth (+3.2 %) than in the first quarter (+3%). In the Netherlands the rate of growth, in particular of Formido, was slower than in the first quarter. In Belgium Brico continued the growth rate of the first quarter. The acquired six megastores of Leroy Merlin Belgium have been contributing to total Group sales since July 1.

The sales growth of Fashion was mainly attributable to expansion. In the second quarter sales of the largest fashion format M&S Mode rose sharply. Growth has especially been realized in France, Belgium and Spain. The number of outlets was up by 27 compared with the same period of previous year. Hunkemöller recorded good to outstanding sales increases in all countries. It is noteworthy that Hunkemöller also did well in Germany where the prevailing economic conditions are far from favorable. In total Hunkemöller grew by fifteen outlets compared with the second quarter of previous year. Claudia Sträter's sales were down more than in the first quarter. With its higher positioning in the women's fashion market Claudia Sträter is hit relatively hard by stagnating consumer spending.

The development of Consumer Electronic's sales, as in the first quarter, was highly diverse. The multimedia and computer formats, Dixons and Dynabyte, recorded outstanding sales figures, and continued to do well throughout the quarter. Both chains increased market share and profited from the increased demand for among others digital photography (Dixons) and notebooks, accessories and software (Dixons and Dynabyte). It's and Modern Electronics, on the other hand, felt increasingly the stagnation in the replacement market for household electronics.

VENDEXKBB

NET SALES CONTINUED ACTIVITIES PER QUARTER

(x € million)	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II
HEMA	221	217	241	254	224	212
V&D	201	195	223	237	202	181
Bijenkorf	90	83	118	129	94	81
Do-It-Yourself	231	309	269	257	294	335
Fashion	103	122	115	115	110	128
Consumer Electronics	127	138	145	179	131	138
Other activities	7	7	12	12	9	8
Total	**980**	**1,071**	**1,123**	**1,183**	**1,064**	**1,083**

NUMBER OF STORES *(at the end of the quarter)*

	2002/03 I	2002/03 II	2002/03 III	2002/03 IV	2003/04 I	2003/04 II
	1,642	**1,645**	**1,662**	**1,673**	**1,689**	**1,714**

The sales figures have not been audited by the external auditors.

FINANCIAL AGENDA

Publication half-yearly report 2003/04	September 9, 2003
Ex-dividend date interim dividend	September 10, 2003
Interim dividend made payable	as of September 15, 2003
Publication sales figures 3rd quarter 2003/04	November 12, 2003
Publication sales figures 4th quarter 2003/04	February 18, 2004
Publication annual figures 2003/04	April 6, 2004
Publication sales figures 1st quarter 2004/05	May 12, 2004
Annual General Meeting of Shareholders	May 12, 2004